UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 3)

UNDER THE SECURITIES ACT OF 1934

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)

Nancy Tomassone
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309
Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS# 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS	2(d) ☐ OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,812,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,812,910
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,812,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%*
14		TYPE OF REPORTING PERSON HC, IA
* Based on total outstanding shares of 37,090,563 (includes 28,201,674 issued and outstanding shares as of March 31, 2019, 6,666,667 shares issued pursuant to the Securities Purchase Agreement on April 11, 2019 and the Reporting Person’s right to acquire 2,222,222 shares pursuant to the Securities Purchase Agreement).

Item 1. Security and Issuer
This Amendment No. 3 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
As of the date of this Amendment No. 3, the funds and accounts that owned Common Stock and Warrants and the amounts held, directly or indirectly, are as follows: Invesco High Income Fund (5,441,747 shares of Common Stock and 160,198 warrants) and Invesco Income Fund (4,148,941 shares of Common Stock and 52,567 warrants).
The information set forth in Item 6 of this Amendment No. 3 is incorporated by reference in this Item 5.
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
On April 10, 2019, the Reporting Person entered into a Securities Purchase Agreement between the Issuer, PDL Biopharma, Inc., the Reporting Person, and Woodford Asset Management Limited (the “Securities Purchase Agreement”) pursuant to which the Reporting Person has the right, until June 10, 2019, to purchase 2,222,222 shares of Common Stock at a purchase price of $4.50 per share and warrants to purchase an additional 555,556 shares of Common Stock at an exercise price equal to $6.38 per share.  Pursuant to the Securities Purchase Agreement, upon and subject to the second closing contemplated therein, the Reporting Person will surrender for cancellation warrants to purchase 212,765 shares of Common Stock existing and outstanding as of the date of the Securities Purchase Agreement.
On April 10, 2019, the Reporting Person entered into a Voting and Support Agreement between the Issuer, PDL Biopharma, Inc. the Reporting Person, and Woodford Investment Management Limited pursuant to which the Reporting Person agreed to vote all of its shares of Common Stock in favor of the transactions contemplated by the Securities Purchase Agreement.
On April 10, 2019, the Reporting Person entered into a Registration Rights Agreement between the Issuer, PDL Biopharma, Inc. the Reporting Person, and Woodford Investment Management Limited pursuant to which the Issuer agreed to, among other things, take certain actions with respect to filing registration statements with the SEC to register the shares of Common Stock set forth in Securities Purchase Agreement.
Item 7. Materials to be Filed as Exhibits
The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
99.6
Securities Purchase Agreement, dated April 10, 2019, between Evofem Biosciences, Inc. PDL BioPharma, Inc., Invesco Asset Management Ltd., and Woodford Investment Management Limited (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Evofem Biosciences, Inc. on April 11, 2019).

99.7	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by Evofem Biosciences, Inc. on April 11, 2019).
99.8	Form of Voting and Support Agreement (incorporated by reference to Exhibit 9.1 of the Form 8-K filed by Evofem Biosciences, Inc. on April 11, 2019).
99.9	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Evofem Biosciences, Inc. on April 11, 2019).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 15, 2019
INVESCO LTD.

	By:	/s/ Nancy Tomassone
Name: Nancy Tomassone
Title: Global Assurance Officer